82-4819

RECEIVED
2004 JUN -4 A 11: 39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ridgeway Petroleum Corp.

SUPPL

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

6/30

CONSOLIDATED BALANCE SHEET

	March 31 2004	December 31 2003 (restated-Note 2)
Assets		
Current assets		
Cash	**$ 1,048,353**	$ 1,550,968
Accounts receivable	**6,209**	7,617
Prepaid expenses and deposits	**369,524**	304,686
	1,424,086	1,863,271
Office furniture and equipment and automotive, at cost	**172,586**	172,586
Less: Accumulated depreciation (*Note 2*)	**(111,347)**	(107,702)
	61,239	64,884
Resource properties, net *(Note 3)*	**38,702,405**	38,389,475
	$ 40,187,730	$ 40,317,630
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 84,868**	$ 134,591
Asset retirement obligation *(Notes 2 and 4)*	**109,808**	218,461
Future income tax liability *(Note 6)*	**8,396,456**	8,396,456
Shareholders' Equity		
Equity instruments (*Note 5)*	**62,682,696**	62,302,446
Contributed surplus *(Note 5)*	**2,627,768**	2,317,768
Deficit	**(33,545,461)**	(32,883,687)
Common shares acquired, at cost *(Note 5)*	**(168,405)**	(168,405)
	31,596,598	31,568,122
	$ 40,487,730	$ 40,317,630

Ability to continue operations (Note 1)

Approved by the Board "K. B. Sparks" **Director** "W. B. Ruck" **Director**

K. B. Sparks W. B. Ruck

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Quarter ended March 31 2004	2003 (restated-Note 2)
Revenues		
Production of crude carbon dioxide, net of royalties	$ -	$ 45,531
Interest and other income	957	323
	957	45,854
Expenses		
Accretion of asset retirement obligation (*Notes 2 and 4)*	4,982	4,510
Depreciation and depletion	3,645	40,141
Foreign currency translation (gain)	(20,103)	14,086
Insurance	8,873	8,102
Land management services	8,473	3,367
Legal	22,018	49,163
Office and equipment	34,442	36,457
Other	1,288	1,015
Other professional	169,012	77,730
Promotion	19,846	24,177
Stock-based compensation *(Note 5)*	310,000	-
Transfer agent and stock exchange fees	7,922	8,412
Travel	4,236	22,574
Wages and salaries	88,097	108,160
	662,731	397,894
Loss for the period	(661,774)	(352,040)
Deficit, beginning of period	(32,883,687)	(30,141,492)
Deficit, end of period	$(33,545,461)	$(30,493,532)
Loss per share-Basic and diluted	$ (0.02)	$ (0.01)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter ended March 31 2004	2003 (restated-Note2)
Cash (used in) provided by operating activities		
Net loss for the year	$ (661,774)	$ (352,040)
Items not affecting cash		
Accretion of asset retirement obligation	4,982	4,510
Stock-based compensation	310,000	-
Depreciation and depletion	3,645	40,141
	(343,147)	(307,389)
Changes in non-cash working capital	(113,153)	248,334
Cash (used in) provided by operating activities	(456,300)	(59,055)
Cash provided by (used in) investing activities		
Property expenditures	(312,930)	(345,256)
Asset retirement obligation settlement	(113,635)	-
Cash provided by (used in) investing activities	(426,565)	(345,256)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	380,250	250,500
Cash provided by (used in) financing activities	380,250	250,500
Increase (decrease) in cash	(502,615)	(153,811)
Cash, beginning of period	1,550,968	309,820
Cash, end of period	$ 1,048,353	$ 156,009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

1 Ability to continue operations

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico. The Company has spent approximately $38,863,966 to date in acquiring, exploring and developing the project. As disclosed in the Consolidated Statements of Operations and Deficit and Cash Flows respectively, the net loss for the quarter was $661,774 and the cash used in operating activities was $456,300. Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives including the holding of a number of meetings with key potential users of carbon dioxide for enhanced oil recovery purposes, primarily in California. The securing of long term contracts for carbon dioxide is the critical step in this process. If these contracts are not obtained, the Company may not be able to fully realize its assets.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by quarter end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

2 Summary of significant accounting policies

These financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiary Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

Revenue recognition
Revenue from the production of crude carbon dioxide is recognized at the time title passes to the purchaser.

Cash and cash equivalents
Cash and cash equivalents includes short-term investments with a maturity of three months or less when purchased.

Resource properties
Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. Commencing July 1, 2002, these capitalized costs are being depleted using the unit of production method, based on the estimated volumes of gas to be produced during the twenty-year contract to provide crude carbon dioxide for a liquids plant located within the field. The carrying value of the Company's resource properties is subject to an annual assessment for potential impairment. Any impairment loss is the difference between the carrying value of the properties and its net recoverable amount (undiscounted).

Asset retirement obligation
Effective January 1, 2004, the Company retroactively adopted the new accounting standard relating to asset retirement obligations. This new standard requires liability recognition for retirement obligations associated with tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs are included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation. Upon adoption, all prior periods have been restated for this change in accounting policy. The change results in an increase in the net loss of $4,982 for the quarter ended March 31, 2004 (2003--$4,510). The effect of this change on the December 31, 2003 Consolidated Balance Sheet was an increase in Resource Properties, net of $130,261 and an increase in the Deficit of $88,200.

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock-based compensation
The Company periodically grants stock options to directors and employees of the Company. Effective January 1, 2004, the Company retroactively adopted the new accounting standard relating to stock-based compensation. Under the new standard, the Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option pricing model (see Note 5).

Per share data
The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the year, which was used for purposes of the computation of per share data, was 39,467,100 (2003-37,574,700).

3 *Resource properties*

	March 31	
	2004	2003
Balance, beginning of period	**$38,389,475**	$37,722,843
Add: Expenditures	**312,930**	345,256
Deduct: Depletion for the period	-	(35,195)
Balance, end of period	**$38,702,405**	$38,032,904

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprise primarily drilling costs and include approximately $5,124,000 of lease acquisition and rental costs (2003 - 4,478,000). Also included in resource property costs are asset retirement costs of $130,261 (2003--$130,261).

4 *Asset retirement obligation*

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of resource properties.

	March 31 2004	March 31 2003
Balance, beginning of period	$ 218,461	$ 200,423
Add: Accretion expense	4,982	4,510
Deduct: Liabilities settled	(113,635)	-
Balance, end of period	$ 109,808	$ 204,933

The total undiscounted amount of estimated cash flows required to settle the obligations is $391,173 (2003--$504,808), which has been discounted using a credit-adjusted risk free rate of 9%. Most of these obligations are not expected to be paid for many years in the future and will be funded from general Company resources at the time of retirement.

5 *Equity instruments*

(a) Authorized
25,000,000 preference shares of no par value
100,000,000 common shares of no par value

(b) Issued and outstanding

	March 31, 2004		March 31, 2003	
	Number	Amount	Number	Amount
Common shares				
Balance, beginning of period	39,444,901	$ 62,255,279	37,546,569	$ 58,920,823
Issued				
Warrants--cash	65,000	152,750	30,000	63,000
--assigned value		3,250		1,500
Incentive stock options	130,000	227,500	150,000	187,500
Balance, end of period	39,639,901	62,638,779	37,726,569	59,172,823

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

Warrants

Balance, beginning of period	**943,332**	**47,167**	55,000	2,750
Exercised	**(65,000)**	**(3,250)**	(30,000)	(1,500)
Expired	-	-	(25,000)	(1,250)
Balance, end of period	**878,332**	**43,917**	-	-
Total equity instruments		**$ 62,682,696**		$ 59,172,823

At March 31, 2004, common share purchase warrants to purchase 878,332 common shares at exercise prices ranging from $2.25 to $2.45 were outstanding. 280,000 of these warrants expire in 2004 and the balance expire in 2005. During the twelve months ended September 30, 2002, the Company acquired 85,200 of its common shares, pursuant to a normal course issuer bid, at a cost of $168,405.

(c) Stock options

The following tables summarize the information about currently exercisable stock options to purchase common shares at March 31, 2004:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of period	3,800,000	$2.31
Granted	250,000	3.30
Exercised	(130,000)	1.75
Expired	(365,000)	2.81
Balance, end of period	3,555,000	$2.35

Exercise Price ($)	**Outstanding Stock Options** Number of Options	Weighted Average Remaining Contractual Life (Months)
1.80	1,185,000	7
2.45	1,745,000	28
2.90	100,000	10
2.95	200,000	14
3.00	75,000	15
3.30	250,000	22
	3,555,000	19.3

The following table summarizes the information about currently exercisable stock options to purchase common shares at March 31, 2003:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of period	3,615,000	$2.33
Exercised	(150,000)	1.25
Balance, end of period	3,465,000	$2.37

As described in Note 1, the Company records stock-based compensation expense in the consolidated financial statements for stock options granted to directors and employees using the fair value method effective January 1, 2004. The Company previously accounted for its stock-based compensation plans using the intrinsic-value method whereby no costs were recognized in the consolidated financial statements. Upon adoption of this new standard, all prior periods have been restated for this change in accounting policy. The effect of the new standard on the December 31, 2002 balance sheet for stock options granted during 2002 was to increase contributed surplus by $1,034,292 and to increase the deficit by the same amount. The effect of the new standard on the December 31, 2003 balance sheet for stock options granted during 2003 was to increase contributed surplus by an additional 1,282,226 and to increase the deficit by the same amount.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate--2.5%, expected lives (years)--2.0, expected volatility--0.715. The grant-date fair value of the options granted during the period ended March 31, 2004 was $1.24 per option.

6 Income taxes

At December 31, 2003, the Company and its subsidiaries had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $16.4 million (of which approximately $7.2 million relates to U.S. subsidiaries). The potential benefit of these losses has not been recognized in these financial statements. The Canadian non-capital losses of approximately $7.4. million expire over various years up to 2011; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards. Substantially all of the Company's future income tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

7 Segmented information

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico.

For the quarter ended March 31, 2004, the Company had a net loss of $661,774. Approximately $133,162 of this net loss pertains to the U.S. operations.

	March 31, 2004		
	Canada	U.S.A.	Total
Office furniture and equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(60,511)	(50,836)	(111,347)
Resource properties	-	38,863,966	38,863,966
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	916,896	507,190	1,424,086
Total assets	$ 928,410	$ 39,259,320	$ 40,187,730
Capital expenditures	$ -	$ 312,930	$ 312,930

For the year ended December 31, 2003, the Company had a net loss of $2,742,195. Approximately $589,540 of this net loss and all of the production revenues pertain to the U.S. operations.

	December 31, 2003		
	Canada	U.S.A.	Total
Office furniture and equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(59,906)	(47,796)	(107,702)
Resource properties	-	38,551,036	38,551,036
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	1,301,147	562,124	1,863,271
Total assets	$ 1,313,266	$ 39,004,364	$ 40,317,630
Capital expenditures	$ 599	$ 734,928	$ 735,527

8 Financial instruments

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

9 Comparative amounts

Certain amounts relating to 2003 have been restated to conform with the presentation adopted in 2004.

Auditor review of interim financial statements

These Interim Consolidated Financial Statements have NOT been reviewed by an auditor.

Form 52-109FT2-Certification of Interim Filings during Transition Period

I, W. B. Ruck of Ridgeway Petroleum Corp., in my position of President, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 25, 2004

Signature: "Walter B. Ruck"

Title: President

Ridgeway Petroleum Corp.

FORM 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

QUARTER ENDED MARCH 31, 2004

May, 2004

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project") in eastern Arizona and western New Mexico. The Company has spent approximately $38,863,966 to date in acquiring, exploring and developing the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 242,000 acres which reflects recent relinquishments following updated geological interpretations.

Pursuant to the normal course issuer bid announced in September 2001, the Company purchased 85,200 of its common shares at a cost of $168,405 during the following twelve-month period. All shares purchased by the Company are being held by the Company to be dealt with at a later date.

General-Financial

Management's Discussion and Analysis relating to the consolidated financial statements for the quarter ended March 31, 2004 and 2003 follows. All financial data contained herein has been prepared in accordance with Canadian generally accepted accounting principles. The reporting currency is the Canadian dollar.

Since early 1997, the Company has completed a number of financings for gross proceeds of approximately $32.4 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such financings. In addition, a further $2.2 million has raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of eighteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is a world class asset. It is not necessary to incur significant additional expenditures to further establish the value of this asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase Ridgeway's helium once in production.

In late 2002, the Company signed an agreement with CIG Resources Company ("CIG"), a subsidiary of El Paso Corporation (NYSE-EP), to continue to explore and evaluate the commercial feasibility of the Company's CO_2 holdings.

With the signing of these two agreements, the Company has now achieved two of the key goals necessary in the development of the Project. The remaining strategic goal is the securing of gas contracts for the purchase of CO_2 in the enhanced oil recovery arena, which the Company is actively pursuing. The Company has held meetings with a number of the key potential users of CO2 with the objective of discussing their current and long-term needs. While the low oil price

environment experienced in 1998 hampered these discussions, recent meetings have been encouraging reflecting the positive outlook for oil prices.

The Project contemplates the development of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in California.

In October 2003, the Company announced that a portion of the net proceeds from its Short Form Offering, which raised gross proceeds of $1,500,000 before commissions and offering expenses, would be used to fund a proposed three well development/appraisal project. The drilling of the first well commenced May 4, 2004. The drilling had been delayed pending the contracting of an appropriate drilling rig in a very tight service industry market.

The development/appraisal project is to consist of drilling and completing a number of wells to establish more statistically persuasive data for gas composition, average well flow by zone, optimal drilling and completion procedures, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. liquids plant located within the Project field. This development/appraisal project will also test the recommendations provided by Cambrian Management, Ltd. who were retained by Ridgeway to establish drilling and completion practices for the future development of the Project.

The additional wells for the liquids plant should enable Reliant Processing to achieve their projected volume target of 500 liquid tons of CO_2 per day over the next eighteen months. At that time, the revenues from the liquids plant are anticipated to be sufficient to fund the annual lease rental payments and general and administrative expenses of Ridgeway on an ongoing basis. The ability of Ridgeway to be self-sustaining is a key step in the process of creating shareholder value.

The ability to achieve the projected volume target in the near term has been hampered by the delay in the undertaking of the development/appraisal project by the Company and by technical issues at the liquids plant related to the processing facilities. The plant has been shut down since July 2003 while Reliant determined how to modify their processing facilities to deal with a non-CO_2 element. The Company is optimistic that the plant will begin operations again in the near future but there can be no assurance until Reliant resolves these issues.

While continuing to develop the Project, the Company's objective is to monitize this asset and thereby create value for our shareholders. As part of this process, the Company retained the investment banking firm of Petrie Parkman & Co. (Houston, Denver, London England) in September 2003 to render financial, valuation and other investment firm services to the Company, as it explores strategic alternatives toward reaching it's stated objective of enhancing shareholder value. Since that time, the Company has been working very closely with Petrie Parkman in assessing a number of alternatives. Several potential transaction candidates have been identified and a number of meetings have been held in this regard. This ongoing process is extremely time consuming recognizing both the complexity and size of our Project.

Liquidity and Capital Resources

At March 31, 2004, the Company had working capital of $1,339,218.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of the dilution on existing shareholders.

The Company has spent sufficient funds to establish size and value of the St. Johns Helium/CO_2 Project. The Company's financial objective is to have adequate funds available to maintain the lease position and to pay the general and administrative expenses while efforts continue to monitize the asset.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $10.6 million. If the Company is unable to raise sufficient funds, there is a risk of a number of leases expiring with a corresponding reduction in the value of the asset.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

The Company has raised approximately $4.0 million in 2003 and to date in 2004 through a combination of the exercise of a number of employee stock options and common share purchase warrants, private placements and the Short Form Offering which closed in October 2003.

Changes in Accounting Policies including Initial Adoption

The Company retroactively adopted two new accounting standards on the date of required adoption, January 1, 2004.

The Company retroactively adopted the new accounting standard relating to asset retirement obligations. This new standard requires liability recognition for retirement obligations associated tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs are included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation. Upon adoption, all prior periods have been restated for this change in accounting policy. The change results in an increase in the net

loss of $4,982 for the quarter ended March 31, 2004 (2003--$4,510). The effect of this change on the December 31, 2003 Consolidated Balance Sheet is an increase in Resource Properties, net of $130,261 and an increase in the Deficit of $88,200.

The Company retroactively adopted the new accounting standard relating to stock-based compensation. Under the new standard, the Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option-pricing model. The Company previously accounted for its stock-based compensation plans using the intrinsic-value method whereby no costs were recognized in the consolidated financial statements. Upon adoption of this new standard, all prior periods have been restated for this change in accounting policy. The effect of the new standard on the December 31, 2002 balance sheet for stock options granted during 2002 was to increase contributed surplus by $1,034,292 and to increase the deficit by the same amount. The effect of the new standard on the December 31, 2003 balance sheet for stock options granted during 2003 was to increase contributed surplus by an additional 1,282,226 and to increase the deficit by the same amount. The effect of the new standard on the results of operations for the quarter ended March 31, 2004 was to increase the loss and contributed surplus by a further $310,000.

The fair value of each option granted in 2004 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate--2.5%, expected lives (years)--2.0, expected volatility--0.715. The grant-date fair value of the options granted during the period ended March 31, 2004 was $1.24 per option.

Results of Operations
Quarter Ended March 31, 2004 and 2003

The Company incurred a net loss of $661,774 for the quarter ended March 31, 2004 compared to a net loss of $352,040 during the same period in 2003.

The primary reason for the increase in the loss in 2004 relates to the stock-based compensation expense of $310,000 reflecting the grant of stock options in this quarter. See "Changes in Accounting Policies including Initial Adoption" described above.

There are a number of other factors which essentially are offsetting.

Adversely impacting the current quarter is the shut down of the liquids plant described above along with a corresponding reduction in depletion expense. The increase in other professional expense reflects, in part, the retention of Petrie Parkman & Co., an investment banking firm also described above.

On the positive side, there are reductions in the expenses of legal, travel, promotion and wages and salaries. In 2003, the increase in promotion and travel reflected the Company's efforts to raise the profile of the Ridgeway, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States. In 2003, legal included fees related to contractual negotiations as well as private placements. The decrease in wages and salaries reflected a reduction in staffing levels.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. For the first time in several years, the Canadian dollar has continued to strengthen rather than weaken on a period over period basis.

The level of activity continues to be consistent with the Company having established the size and value of the Project. The Company has sufficient resources to continue the development of the project and will utilize consultants, as required.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is fully developed and Helium and/or CO_2 is flowing to markets.

Resource property expenditures were $312,930 in the period 2004 compared to $345,256 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Results of Operations
Quarter Ended March 31, 2003 and 2002

During the quarter ended March 31, 2003, the Company incurred a net loss of $352,040 compared to a net loss of $847,786 during the same period in 2002.

There are number of activities that account for the decrease in the loss for the year. The primary reason for the decrease relates to the stock-based compensation expense in 2002 of $564,550 reflecting the grant of stock options in that quarter. See "changes in Accounting Policies including Initial Adoption" described above.

On the positive side, the results for the year include the revenues from the initial production and sale of crude CO_2 to the Reliant Processing liquids plant, which commenced operations in early July of 2002. The related depletion expense is based on the unit of production method, using the estimated volumes of gas to be produced during the twenty-year contract to provide crude CO_2 to the liquids plant.

In 2003, the increase in promotion and travel reflects the Company's efforts to raise the profile of the Ridgeway, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States.

The increase in legal in 2003 includes fees related to contractual negotiations as well as the private placements.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. For the first time in several years, the Canadian dollar has strengthened rather than weakened on a period over period basis.

Resource property expenditures were $345,256 in the first quarter of 2003 compared to $344,769 in the first quarter of 2002, all of which were attributable to the St. Johns Helium/CO_2 Project.

Quarterly financial data for each of the eight most recently completed quarters is provided below. Variations from quarter to quarter primarily reflect the retroactive adoption of accounting policies described above, particularly "stock-based compensation".

	2004 First	2003 First	2003 Second	2003 Third	2003 Fourth	2002 First	2002 Second	2002 Third
Revenues	$957	$45,854	$45,642	$1,917	$893	$519	$664	$69,963
Loss before discontinued items	$661,774	$352,040	$389,014	$1,611,006	$390,135	$847,786	$949,329	$291,925
Loss per common share	$0.02	$0.01	$0.01	$0.04	$0.01	$0.02	$0.03	$0.01
Loss per fully diluted common share	$0.02	$0.01	$0.01	$0.04	$0.01	$0.02	$0.03	$0.01
Net loss	$661,774	$352,040	$389,014	$1,611,006	$390,135	$847,786	$949,329	$291,925
Net loss per common share	$0.02	$0.01	$0.01	$0.04	$0.01	$0.02	$0.03	$0.01
Net loss per fully diluted common share	$0.02	$0.01	$0.01	$0.04	$0.01	$0.02	$0.03	$0.01

Additional information related to Ridgeway, including its Annual Information Form, is on SEDAR at www.sedar.com.

Outstanding Share Data

The following outstanding share data is as of April 30, 2004.

Share Capital

Authorized capital

Preference Shares	25,000,000
Common Shares	100,000,000

Form 52-109FT2-Certification of Interim Filings during Transition Period

I, J. B. Petrie of Ridgeway Petroleum Corp., in my position of Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 25, 2004

Signature: "J. Bruce Petrie"

Title: Chief Financial Officer